Exhibit 12.1
Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$3,647	$2,035	$1,698	$1,548	$2,500	$2,192
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	18,506	13,150	5,151	3,354	3,436	3,709
Distributed income of equity investees	1,938	838	—	—	—	—

	$24,091	16,023	6,849	4,902	5,936	5,901

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	$18,506	13,150	5,151	3,354	3,436	3,709
Preferred unit distributions	—	—	499	1,195	—	—
Preferred share distributions	3,600	1,920	—	—	—	—

	$22,106	15,070	5,650	4,549	3,436	3,709

Ratio of earnings to combined fixed charges and preferred share dividends	1.09	1.06	1.21	1.08	1.73	1.59